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Exhibit 99.4

AUDITORS' REPORT ON THE RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Kinross Gold Corporation

        On February 17, 2010, we reported on the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP". This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

        In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 17, 2010

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States

Years ended December 31, 2009, 2008 and 2007

        The 2009 consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's consolidated financial statements for the year ended December 31, 2009 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings (Loss) and Comprehensive Income (Loss)
(expressed in millions of United States dollars, except share and per share amounts)

	For the Years Ended December 31
	2009	2008	2007
Net Earnings (Loss) under CDN GAAP	$309.9	$(807.2)	$334.0
US GAAP Adjustments:
Non-controlling interest — Note 1(f)	102.3	42.3	(3.2)
Inventory adjustment — Note 1(g)	0.2	1.5	—
Amortization of derivative gains in property, plant and equipment — Note 1(e)	0.4	—	—
Fair value of warrants — Note 1(d)	24.7	14.6	—
Capitalized stripping costs — Note 1(b)	(29.8)	(11.5)	(24.5)
Tax impact of the above adjustments	7.2	2.5	13.9

Net Earnings (Loss) under US GAAP	$414.9	$(757.8)	$320.2
Attributable to non-controlling interest	(102.3)	(42.3)	3.2

Attributable to common shareholders	$312.6	$(800.1)	$323.4

Other Comprehensive Income (Loss) under CDN GAAP	(57.3)	(66.3)	(116.8)
US GAAP Adjustments:
Change in funded status of the minimum pension liability — Note 1(h)	0.7	(3.4)	(1.5)
Fair value of derivatives — Note 1(c)	—	1.6	—
Non-controlling interest — Note 1(f)	—	—	—
Derivative instruments — Note 1(e)	(2.2)	17.2	13.6

Other Comprehensive Income (Loss) under US GAAP	(58.8)	(50.9)	(104.7)
Total Comprehensive Income (Loss) under US GAAP	356.1	(808.7)	215.5
Attributable to non-controlling interest	(102.3)	(42.3)	3.2

Attributable to common shareholders	$253.8	$(851.0)	$218.7

Earnings (Loss) per Share under US GAAP attributable to common shareholders
Basic Earnings (Loss) per Share(1)	$0.45	$(1.27)	$0.58
Diluted Earnings (Loss) per Share(1)	$0.45	$(1.27)	$0.57

(1)
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

US GAAP Condensed Balance Sheets
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31, 2009			As at December 31, 2008
	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
Current assets — Notes 1(b),(c),(g)	$1,390.9	$(14.2)	$1,376.7	$1,124.9	$(14.3)	$1,110.6
Property, plant and equipment — Notes 1(b),(e)	4,989.9	(73.9)	4,916.0	4,748.0	(41.3)	4,706.7
Other non-current assets — Notes 1(a),(b),(g),(h),(l)	1,632.4	39.4	1,671.8	1,514.6	35.3	1,549.9

	$8,013.2	$(48.7)	$7,964.5	$7,387.5	$(20.3)	$7,367.2

Current liabilities — Note 1(d),(h)	$638.0	$83.9	$721.9	$551.5	$(1.4)	$550.1
Non-current liabilities — Notes 1(a),(e),(g),(h)	1,682.8	26.4	1,709.2	1,992.7	16.8	2,009.5
Non-controlling interest — Note 1(f)	132.9	(132.9)	—	56.3	(56.3)	—
Convertible preferred shares of subsidiary company	—	—	—	10.1	—	10.1
Equity
Non-controlling interest — Note 1(f)	—	132.9	132.9	—	56.3	56.3
Common shareholders' equity — Notes 1(a) — 1(n)	5,559.5	(159.0)	5,400.5	4,776.9	(35.7)	4,741.2

	$8,013.2	$(48.7)	$7,964.5	$7,387.5	$(20.3)	$7,367.2

Reconciliation of Shareholders' Equity
(expressed in millions of United States dollars, except share and per share amounts)

	As at
	December 31, 2009	December 31, 2008
Common Shareholders' Equity under CDN GAAP	$5,559.5	$4,776.9
US GAAP Adjustments:
Inventory adjustment — Note 1(g)	(9.6)	(9.8)
Fair value of warrants — Note1(d)	(83.6)	—
Capitalized stripping costs — Note 1(b)	(91.1)	(68.6)
Fair value of derivatives — Note 1(c)	—	16.2
Non-controlling interest — Note 1(f)	132.9	56.3
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(l)	0.6	0.6
Derivative instruments — Note 1(e)	28.9	30.8
Other	(4.2)	(4.9)

Equity under US GAAP	$5,533.4	$4,797.5

        Certain comparative information has been reclassified to conform to the current year's presentation.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

Statements of Cash Flows

        The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs is different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $53.0 million in 2009 (2008 — $38.9 million, 2007 — $42.7 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown as an operating activity in the statement of cash flows.

Notes to the US GAAP Reconciliation

Note 1 — Adjustments to CDN GAAP

Current period adjustments

  (a)
  On January 1, 2009, the Company adopted ASC Subtopic 470-20 (formerly FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, ASC Subtopic 470-20 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of ASC Subtopic 470-20 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

    The adoption of ASC Subtopic 470-20 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

    Under CDN GAAP, Kinross' accounting policy is to record transaction costs against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at December 31, 2009, the net deferred charge recorded was $7.3 million (December 31, 2008 — $9.6 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

    Earnings under CDN GAAP for 2008 reflect the requirements of ASC Subtopic 470-20. As a result, no adjustments to CDN GAAP earnings were required for the year ended December 31, 2008.

    As at December 31, 2009, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2008 — $76.6 million). The discount on the liability will be amortized over approximately three years to March 2013. The unamortized discount as at December 31, 2009 was $51.7 million (December 31, 2008 — $66.1 million). For 2009, interest of $24.7 million (2008 — $21.9 million) was recorded, of which $16.6 million (2008 — $14.5 million) relates to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

  (b)
  On January 1, 2006, the Company adopted ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under ASC Subtopic 930-330, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For 2009, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $22.5 million, net of taxes of $7.3 million (2008 — $8.7 million, net of taxes of $2.8 million; 2007 — $18.6 million, net of taxes of $5.9 million).

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

    During 2009, the Company recorded an out-of-period adjustment of $8.0 million to recognize the tax impact of the US GAAP adjustment expensing stripping costs for the years up to and including 2007. Prior to 2008, the tax impact of the US GAAP adjustment expensing stripping costs was not recorded. This adjustment has been included in the 2007 comparative balances and resulted in additional net income of $8.0 million in 2007, with a positive impact on earnings per share of $0.01 per share in 2007. Management has determined that the impact of the adjustment was not material to any of the prior periods' consolidated financial statements as reported.

  (c)
  On January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities ("EIC-173"), for CDN GAAP, which requires the quantification of the impact of credit risk when calculating the fair value of financial assets and liabilities including derivatives. EIC-173 harmonizes the accounting treatment with ASC Subtopic 820-10 (formerly SFAS No. 157, Fair Value Measurements), which the Company adopted on January 1, 2008. Prior to the implementation of ASC Subtopic 820-10 and EIC-173, the Company considered the impact of credit risk on a qualitative basis only. For 2009, the impact of this standard is reflected in our accounts under CDN GAAP. In 2008, the impact of adopting ASC Subtopic 820-10 was an increase of Other income (expense) of $14.6 million, net of taxes of $nil, a decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million, a decrease in the long-term portion of the Unrealized fair value of derivative liabilities of $13.0 million, an increase in the current portion of Unrealized fair value of derivative assets of $0.1 million, an increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million and an increase in Accumulated other comprehensive income (loss) ("AOCI") of $1.6 million, net of taxes of $0.4 million.

  (d)
  On January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC Subtopic 815-40 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133). The adoption of ASC Subtopic 815-40 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP was recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability. For the year ended December 31, 2009, there is an increase in Other income (expense) of $24.7 million, net of taxes of $nil, with a corresponding change in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability.

  (e)
  Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against property, plant and equipment, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of ASC Topic 815 would have resulted in an increase as at December 31, 2009 to AOCI of $28.6 million (December 31, 2008 — $30.8 million), an increase of $15.0 million in the deferred income tax liability (December 31, 2008 — $15.9 million) and a corresponding $43.9 million increase in plant, property and equipment (December 31, 2008 — $46.7 million). The impact on OCI was $2.2 million for 2009 (2008 — $17.2 million). The impact on the amortization of property, plant and equipment for 2009 was $0.3 million, net of taxes of $0.1 million (2008 — $nil).

  (f)
  On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51).

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

    ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

  (g)
  On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, under US GAAP, on January 1, 2008 inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For 2009, $0.2 million of this inventory was sold, while $1.5 million of this inventory was sold in 2008 ($1.2 million net of taxes).

  (h)
  In 2006 the Company adopted ASC Subtopic 715-20 (formerly SFAS 158, Employers' Accounting for Defined Benefit Pension And Other Post-Retirement Plans), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through OCI, in the year that the changes occur. As at December 31, 2009, under ASC Subtopic 715-20, an additional pension liability of $4.1 million (December 31, 2008 — $4.6 million) would be recorded, net of a long-term pension asset of $1.6 million (2008 — $1.8 million). The corresponding adjustment would be a decrease to OCI of $2.7 million (2008 — $3.4 million), net of taxes. None of the additional liability relates to unrecognized prior service cost.

Adjustments with no current period impact

  (i)
  In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

    been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

  (j)
  CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

  (k)
  Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

  (l)
  Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

    Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

    For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2009 and December 31, 2008, the additional goodwill remained at $0.6 million under US GAAP.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

  (m)
  Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at December 31, 2009 and December 31, 2008, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

  (n)
  ASC Topic 718 (formerly SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123) is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

Note 2 — Stock-based compensation

        The total intrinsic value of stock options exercised during 2009 is $21.8 million (2008 — $35.5 million, 2007 — $43.4 million).

        As at December 31, 2009, the aggregate intrinsic value of stock options outstanding is $19.9 million (2008 — $45.6 million), while the intrinsic value of stock options that are exercisable is $17.6 million (2008 — $35.8 million).

        The total cash settlement for the share-based liabilities paid related to the Restricted Share Units ("RSUs" and the Deferred Share Units ("DSUs") during 2009 is $0.3 million (2008 — $0.1 million, 2007 — $ nil). The total stock settlement related to the RSUs and DSUs during 2009 is 714,100 share units (2008 — 453,400 share units, 2007 — 646,000 share units).

        The total fair value of shares vested during 2009 is $7.2 million (2008 — $27.4 million, 2007 — $12.1 million).

        As at December 31, 2009, there was $12.6 million (2008 — $11.7 million) of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 1.4 years (2008 — 2.0 years).

        The tax benefit realized from stock options exercised during the 2009 is $ nil (2008 — $ nil).

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

Note 3 — Income tax

        Income tax liabilities as at December 31, 2009 included a total of $45.1 million (2008 — $62.7 million) for unrecognized income tax benefits, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(millions)
Balance at January 1, 2009	$62.7
Additions based on tax positions related to the current year	0.5
Net settlement related to tax positions of prior years	(25.6)
Foreign currency translation	7.5

Balance at December 31, 2009	$45.1

        As at December 31, 2009, $45.1 million (2008 — $62.7 million) of income tax for unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

        The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense. A total of $32.9 million was credited to interest expense during 2009 (2008 — $42.6 million). At December 31, 2009, the Company had approximately $11.2 million (2008 — $44.1 million) of accrued interest and penalties recorded on its Consolidated Balance Sheet.

        The following is a summary by major jurisdiction of the tax years that have been subject to examination by the tax authorities for the companies that are material to the Company's financial statements:

Jurisdiction	Years Examined Up To*:
Canada	2003
United States	1994
Brazil	2007 and 2008
Chile	2007
Russia	2006
Ecuador	Never

*
In Brazil, Rio Paracatu Mineracao SA was examined up to 2008 and Mineracao Serra Grande SA was examined up to 2007. Compania Minera Mantos do Oro in Chile has been subject to review, but has never been formally audited, by the tax authorities. Further, Fairbanks Gold Mining Inc. in the US has never been audited by the federal tax authorities.

        During the quarter ended December 31, 2009, the Company recorded an out of period adjustment of $14.4 million to recognize net future income tax assets associated with previously unrecognized temporary differences arising in previous years. Of this amount, a $4.3 million asset related to 2008, a $13.9 million asset related to 2007 and a $3.8 million liability related to 2006. Management has determined that these adjustments are not material, either individually or in aggregate, to the year in which they arose or the current year.

Note 4 — Fair value measurement disclosures

        In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157, Fair Value Measurements) for financial assets and liabilities that are measured at fair value on a recurring basis. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

        The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

        Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include (in millions of United Stated dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$129.6	$—	$—	$129.6
Embedded derivatives	—	4.3	—	4.3
Derivative instruments	(83.6)	(301.9)	—	(385.5)

	$46.0	$(297.6)	$—	$(251.6)

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities and Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract a the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

Note 5 — Financial instruments

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$0.5
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	38.2
Energy forward contracts	Unrealized fair value of derivative assets — current	1.3

		40.0

Gold and silver forward contracts	Unrealized fair value of derivative assets	1.9

		1.9

Derivatives not designated as hedging instruments
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	4.3

		4.3

Total asset derivatives		$46.2

Liability Derivatives	Balance Sheet Location	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$130.5
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	0.1

		130.6

Gold and silver forward contracts	Other long-term liabilities	204.5
Interest rate swap contracts	Other long-term liabilities	5.5

		210.0

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	0.2
Share purchase warrant liability	Unrealized fair value of derivative liabilities — current	83.6
Total return swap	Unrealized fair value of derivative liabilities — current	0.2

		84.0
Interest rate swap contracts	Other long-term liabilities	2.8

		2.8

Total liability derivatives		$427.4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Amount of Loss Reclassified from AOCI into Income (Effective Portion)
		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	Year ended December 31, 2009		Year ended December 31, 2009
Gold and silver forward contracts	$(203.1)	Metal sales	$14.1
Energy forward contracts	3.9	Cost of sales	8.0
Foreign currency forward contracts	78.1	Cost of sales	20.3
Foreign currency forward contracts	3.2	General and administrative	(4.0)
Interest rate swap contracts	2.5	Other income (expense) — net	—

	$(115.4)		$38.4

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships	Year ended December 31, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap contracts	$(3.5)	Other income (expense) — net
Foreign currency forward contracts	0.5	Other income (expense) — net
Gold contract related to Julietta sale	5.1	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	24.7	Other income (expense) — net

	$26.8

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$0.9	Other income (expense) — net
Energy forward contracts	(0.1)	Other income (expense) — net

	$0.8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

Note 6 — Long-term debt

        The priority in which the debt will be paid off is as follows:

Long-term debt and credit facility	Nominal Amount (Millions of USD)
Kupol project financing	$158.4
Corporate term loan facility	95.5
Maricunga capital leases	0.2
Paracatu capital leases	31.8
Senior convertible notes	402.6
Crixás bank loan and other	7.2

695.7
Less: current portion	(177.0)

Long-term debt	$518.7

Note 7 — Business Combination

        Please refer to Note 4 to the consolidated financial statements for details of Bema Gold Corporation ("Bema").

i.      Acquisition of Bema Gold Corporation

        On February 27, 2007, the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). The primary reason for the acquisition was to acquire Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile. This acquisition was completed in order to increase the Company's metal reserves and production.

Basis of Presentation

        These unaudited pro forma results of operations, prepared in accordance with US GAAP, have been prepared as if the Bema acquisition had occurred at the beginning of each period presented. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Bema transaction costs.

Pro Forma Assumptions and Adjustments

        Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

  a)
  To reflect Pamodzi Gold Limited ("Pamodzi") as an equity accounted investee following a reorganization on December 11, 2006 which resulted in Bema having a 36% interest.

  b)
  To record adjustments to depreciation, depletion, and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable in the calculation.

  c)
  To expense exploration costs that have been deferred.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

  d)
  A decrease of other expenses by $16.7 million and $ 6.2 million for the year ended December 31, 2007 and 2006, respectively to derecognize non-recurring transaction costs recorded by Bema related to the Kinross offer.

  e)
  To tax effect all the above listed adjustments.

        There is no goodwill expected to be deductible for tax purposes.

Pro forma Financial Statements
Statement of Operations
(expressed in millions of United States dollars, except per share and share amounts)

(unaudited)	For the year ended December 31, 2007 Pro forma consolidated
Revenue	$1,109.8
Earnings before taxes and other items	$340.5
Net earnings	$258.2
Earnings per share
Basic	$0.46
Diluted	$0.46

Note 8 — Recently issued accounting pronouncements

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167") (to be included in ASC Topic 810). SFAS 167 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provided timely and useful information about an enterprise's involvement in a variable interest entity. SFAS 167 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 167 will have on its consolidated financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140" ("SFAS 166") (to be included in ASC Topic 860). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. SFAS 166 will be effective at the start of a company's first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 166 will have on its consolidated financial statements.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2009, 2008 and 2007

Other information

  (a)
  The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

  (b)
  Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP is not required to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

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  Exhibit 99.4
AUDITORS' REPORT ON THE RECONCILIATION TO UNITED STATES GAAP
KINROSS GOLD CORPORATION Reconciliation to Generally Accepted Accounting Principles in the United States Years ended December 31, 2009, 2008 and 2007